TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta  T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

April 12, 2005                                                                              TSX Venture Trading Symbol:  TTA

OTCBB Trading Symbol:  TITAF

EDMONTON - Titan Trading Analytics Inc. (“Titan”) is pleased to announce the appointment of Tony Robinson to the Company’s newly formed Advisory Board. Mr. Robinson currently works on a full-time basis as Chief Strategist with Attica Alternative Investments Limited (“Attica”). Five years ago, Mr. Robinson was one of the founding members of Attica, and is now instrumental in the management and investment of over €500 million from European institutional investors. Attica uses its expertise and knowledge to manage Hedge funds as well as provide management and advisory services for European institutional investors.

Prior to working with Attica, Mr. Robinson was in charge of global asset allocation, administered by Lombard Odier, a well-known private bank based in Switzerland. Before that, Mr. Robinson was the Global Equity Fund Manager for the Guardian Capital Group of Toronto, Canada.

Mr. Robinson intends to “wind down” from his existing full-time position with Attica such that by June 1, 2005 he will devote sixty percent of his time to working with Titan as a paid consultant. He will assist Titan’s efforts in establishing a range of hedge fund products, both onshore and offshore, and trade currencies with funds raised by Titan using the Company’s proprietary software, Titan Order Processing Systems or “TOPS”. Mr. Robinson will be active on the recently formed Advisory Board, working with the Board of Directors to assist in determining how best to use its N1 Expert and TOPS software to achieve revenue and shareholder value for the Company.

After becoming convinced of the software’s usefulness as a trading tool for stocks and currencies while managing currency hedge positions with Lombard Odier, Mr. Robinson became a shareholder of Titan and has supported the Company throughout its multi-year development. In Mr. Robinson’s words, “I am excited at the prospect of applying a proven automated trading system across different asset classes – not just US equities – and over different time frames, and helping Titan to move to the next stage of its development which will involve delivering attractive products to the North American leveraged funds’ marketplace”.

Dr. Ken Powell states, “We are excited to attract a man of Tony Robinson’s caliber, providing a combination of knowledge and expertise in a continuing effort to enhance Titan’s overall performance”.

Titan is also pleased to announce the appointment of Margo Kaufmann of Edmonton, Alberta, to the position of Chief Financial Officer (“CFO”). Ms. Kaufmann has over twenty-five years experience in accounting and finance. She has assisted several private and public companies with respect to budgeting, accounting, raising capital, and in the area of public relations. She is knowledgeable in all aspects of public company reporting, including financial, regulatory and compliance issues. Ms. Kaufmann is a graduate of business from the Northern Alberta Institute of Technology.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

780-930-7072

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